UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Notice of Redemption of RCIs dated 1 November 2011
Exhibit No. 2	Publication of Prospectus dated 1 November 2011
Exhibit No. 3	FRN Variable Rate Fix dated 3 November 2011
Exhibit No. 4	Redemption of ZCNs and Cancellation of Listing dated 9 November 2011
Exhibit No. 5	FRN Variable Rate Fix dated 10 November 2011
Exhibit No. 6	FRN Variable Rate Fix dated 14 November 2011
Exhibit No. 7	Redemption of ZCNs and Cancellation of Listing dated 15 November 2011
Exhibit No. 8	Rich Ricci speaks at London investor conference dated 16 November 2011
Exhibit No. 9	FRN Variable Rate Fix dated 16 November 2011
Exhibit No. 10	FRN Variable Rate Fix dated 16 November 2011
Exhibit No. 11	FRN Variable Rate Fix dated 16 November 2011
Exhibit No. 12	FRN Variable Rate Fix dated 18 November 2011
Exhibit No. 13	FRN Variable Rate Fix dated 22 November 2011
Exhibit No. 14	Additional Listing dated 28 November 2011
Exhibit No. 15	FRN Variable Rate Fix dated 28 November 2011
Exhibit No. 16	Total Voting Rights dated 30 November 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 1, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: December 1, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No.1

1 November 2011

BARCLAYS BANK PLC
U.S.$750,000,000 7.375% Step-up Callable Perpetual Reserve Capital Instruments
(the "RCIs")

ISIN (Reg S RCIs): XS0129959978
ISIN (144A RCIs): US06738CAF68

NOTICE OF REDEMPTION OF RCIs AND CANCELLATION OF LISTING

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company will fully redeem all of the outstanding RCIs on 15 December 2011 (the "Redemption Date"), in accordance with Condition 7(b) of the RCIs.  The outstanding RCIs will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 15 June 2011 to, but excluding, the Redemption Date. Accordingly, the listing of the RCIs on the Official List of the FSA and the admission of the RCIs to trading on the Regulated Market of the London Stock Exchange plc will be cancelled with effect from the Redemption Date.

Exhibit No.2

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 2 dated 1st November, 2011 to the Base Prospectus dated 22nd June, 2011 for the Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/2769R_1-2011-11-1.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you are not a U.S. person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No.3

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 03/11/11
Issue	¦ Barclays Bank Plc - Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 07/11/11 to 05/12/11		Payment Date 05/12/11
Number of Days	¦ 28
Rate	¦ 1.2975
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 50.46	¦ 1.01	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.4

9 November 2011

BARCLAYS BANK PLC

                                Euro 580,000,000 Callable Zero Coupon Notes Due 19 November 2041
ISIN: XS0138671432
 (the "€580m ZCNs")

and

                                      Euro 226,000,000 Callable Zero Coupon Notes Due 19 November 2041
ISIN: XS0138799662
 (the "€226m ZCNs" and, together with the €580m ZCNs, the "ZCNs")

NOTICE OF REDEMPTION OF THE ZCNs AND CANCELLATION OF LISTING

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company will fully redeem all of the outstanding ZCNs on 19 November 2011 (the "Redemption Date"), in accordance with Clause 22 of the Pricing Supplements relating to the ZCNs.  The outstanding ZCNs will be redeemed on the Redemption Date at a price equal to 15.951 per cent. of their principal amount in respect of the €580m ZCNs and 16.269 per cent. of their principal amount in respect of the €226m ZCNs. No interest will accrue after the Redemption Date. Accordingly, the listing of the ZCNs on the Official List of the FSA and the admission of the ZCNs to trading on the Regulated Market of the London Stock Exchange plc will be cancelled with effect from the Redemption Date.

Exhibit No.5

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 10/11/11
Issue	¦ Barclays Bank Plc - Series 185 - USD60,000,000 FRN due February 2012

ISIN Number	¦ XS0413572404
ISIN Reference	¦ 041357240
Issue Nomin USD	¦ 60,000,000
Period	¦ 14/11/11 to 13/02/12		Payment Date 13/02/12
Number of Days	¦ 91
Rate	¦ 1.23278
Denomination USD	¦ 100,000	¦ 60,000,000	¦

Amount Payable per Denomination	¦ 311.62	¦ 186,971.63	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.6

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 14/11/11
Issue	¦ Barclays Bank Plc - Series 184 - GBP1,141,500,000 FRN due Feb 2012

ISIN Number	¦ XS0413571851
ISIN Reference	¦ 041357185
Issue Nomin GBP	¦ 1,141,500,000
Period	¦ 14/11/11 to 13/02/12		Payment Date 13/02/12
Number of Days	¦ 91
Rate	¦ 1.40703
Denomination GBP	¦ 50,000	¦	¦

Amount Payable per Denomination	¦ 175.40	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.7

15 November 2011

BARCLAYS BANK PLC

                                             Euro 580,000,000 Callable Zero Coupon Notes Due 19 November 2041
ISIN: XS0138671432
 (the "€580m ZCNs")

and

                                        Euro 226,000,000 Callable Zero Coupon Notes Due 19 November 2041
ISIN: XS0138799662
 (the "€226m ZCNs" and, together with the €580m ZCNs, the "ZCNs")

NOTICE OF REDEMPTION OF THE ZCNs AND CANCELLATION OF LISTING

Further to the announcement made on 9 November 2011, Barclays Bank PLC wishes to advise that the listing of the ZCNs on the Official List of the FSA and the admission of the ZCNs to trading on the Regulated Market of the London Stock Exchange plc will be cancelled with effect from 8 December 2011 rather than the Redemption Date.

Exhibit No.8

16 November 2011

Barclays PLC

Rich Ricci speaks at London investor conference

Rich Ricci, Co-Chief Executive of Corporate and Investment Banking, is speaking today at the UBS Financial Services Conference in London.

A copy of Mr Ricci's remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays Group website at the link below:
http://group.barclays.com/Investor-Relations

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 146,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Exhibit No.9

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 16/11/11
Issue	¦ Barclays Bank Plc - USD 600,000,000 Junior Undated FRN due Perpetual

ISIN Number	¦ GB0000784164
ISIN Reference	¦
Issue Nomin USD	¦ 600,000,000
Period	¦ 18/11/11 to 18/05/12		Payment Date 18/05/12
Number of Days	¦ 182
Rate	¦ 0.9375
Denomination USD	¦ 5,000	¦ 50,000	¦

Amount Payable per Denomination	¦ 23.70	¦ 237.00	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank Plc

Source: Barclays Bank PLC

Exhibit No.10

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Nov-2011 TO 16-Dec-2011 HAS BEEN FIXED AT 1.276310 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Dec-2011 WILL AMOUNT TO:
GBP 52.45 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.11

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Nov-2011 TO 16-Dec-2011 HAS BEEN FIXED AT 1.276310 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Dec-2011 WILL AMOUNT TO:
GBP 52.45 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.12

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 18/11/11
Issue	¦ Barclays Bank Plc - Series 187 - GBP 250,000,000 FRN due 20 Feb 2012

ISIN Number	¦ XS0414007491
ISIN Reference	¦ 41400749
Issue Nomin GBP	¦ 250,000,000
Period	¦ 18/11/11 to 20/02/12		Payment Date 20/02/12
Number of Days	¦ 94
Rate	¦ 1.46869
Denomination GBP	¦ 50,000	¦ 250,000,000	¦

Amount Payable per Denomination	¦ 189.12	¦ 945,594.93	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.13

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 22/11/11
Issue	¦ Barclays Bank Plc - Series 197 - GBP200,000,000 FRN due May 2012

ISIN Number	¦ XS0430788108
ISIN Reference	¦ 043078810
Issue Nomin GBP	¦ 200,000,000
Period	¦ 22/11/11 to 22/02/12		Payment Date 22/02/12
Number of Days	¦ 92
Rate	¦ 1.3045
Denomination GBP	¦ 50,000	¦ 200,000,000	¦

Amount Payable per Denomination	¦ 164.15	¦ 656,595.41	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.14

Barclays PLC

Application has been made to the UK Listing Authority and the London Stock Exchange for the block listing of 15,000,000 Ordinary shares of 25 pence each to trade on the London Stock Exchange and to be admitted to the Official List.

These shares will be issued under the Barclays Group Share Incentive Plan. The shares shall rank equally with the existing issued shares of Barclays PLC.

Exhibit No.15

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 28/11/11
Issue	¦ Barclays Bank PLC - Series 160 - EUR 1,500,000,000 FRN due 30 May 2017

ISIN Number	¦ XS0301811070
ISIN Reference	¦ 30181107
Issue Nomin EUR	¦ 1,500,000,000
Period	¦ 30/11/11 to 28/02/12		Payment Date 28/02/12
Number of Days	¦ 90
Rate	¦ 1.677
Denomination EUR	¦ 1,500,000,000	¦	¦

Amount Payable per Denomination	¦ 6,288,750.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.16

30 November 2011

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,196,425,058 ordinary shares with voting rights as at 29 November 2011. There are no ordinary shares held in Treasury.

The above figure (12,196,425,058) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.